

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 24, 2020

Robert Lisy
Chief Executive Officer and President
International Money Express, Inc.
9480 South Dixie Highway
Miami, Florida 33156

>   **Re: International Money Express, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed September 18, 2020**
>   **File No. 333-248902**

Dear Mr. Lisy:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Katherine Bagley at (202) 551-2545 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services

cc: Ira N. Rosner